EXHIBIT 12.1
ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARY
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2004

	(In thousands)
Loss before income taxes	$(5,940)
Fixed charges	2,146

Loss as defined	$(3,794)

Fixed charges:
Interest expense	$1,016
Interest capitalized	15
Amortized capitalized expenses related to indebtedness	821
Estimated interest within rental expense	294

Fixed charges as defined	$2,146

Ratio of loss to fixed charges	(1.8	)x

Deficiency of less than one-to-one ratio	$5,940